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Thomas M. Rose	Direct Dial:	757-687-7715
thomas.rose@troutmansanders.com	Direct Fax:	757-687-1529

February 9, 2007

Via E-Mail and Federal Express

Ms. Rolaine Bancroft
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Elephant & Castle Group, Inc./Management Information Circular
and Preliminary Proxy Statement

Dear Ms. Bancroft:

     In our telephone conversation of February 7, 2007, you asked us to explain why we believe the plan of arrangement (the “Plan of Arrangement”) transaction, which is the subject of the above-referenced preliminary proxy statement, does not trigger the application of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended. In particular, you noted that management of Elephant & Castle Group, Inc. (the “Company”) will become employees of the Purchaser (as defined below) and will own some equity in the Purchaser following consummation of the Plan of Arrangement.

     We do not believe the proposed transaction should be viewed as triggering the application of Rule 13e-3. We agree that management’s participation in a “going private” transaction (and the Plan of Arrangement does constitute, at least technically, a “going private” transaction) is an indicia of “affiliate” status. Nevertheless, we believe that the staff’s position as reflected in the United States Securities and Exchange Commission’s (the “SEC”) Division of Corporation Finance, Manual of Publicly-Available Telephone Interpretations, July 1997, Question P.3 (the “July 1997 Telephone Interpretation”), requires a nuanced analysis of the “control” factor inherent in the “affiliate” analysis before a conclusion can be reached whether management should be viewed as an “affiliate” for purposes of Rule 13e-3.

As described in the Company’s proxy statement, General Electric Investment Private

ATLANTA • HONG KONG • LONDON • NEWARK • NEW YORK • NORFOLK • RALEIGH RICHMOND • TYSONS CORNER
• VIRGINIA BEACH • WASHINGTON, D.C.

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A T T O R N E Y S A T L A W

February 9, 2007

Placement Partners II, a Delaware limited partnership (“GEIPP”), beneficially owns 53.8% of the Company’s common shares and in excess of 88% of the Company’s preferred shares. A Schedule 13 D/A (Amendment No. 11) filed January 22, 2007, by General Electric Asset Management, Inc. (“GEAM”) states that GEAM, a wholly-owned subsidiary of General Electric Company, is the general partner of GEIPP. GEIPP has no affiliation or relationship with Repechage Investments Limited (the “Parent”) or with its wholly-owned subsidiary, Repechage Restaurant Group Ltd. (the “Purchaser”).

     The Plan of Arrangement described in the Proxy Statement was largely initiated by GEIPP and negotiated among GEIPP, Parent, Purchaser, the Company, acting through a special committee of its board of directors, and to some extent, Crown Life Insurance Company, which holds common share warrants of the Company for the purchase of common shares and preferred share warrants of the Company for the purchase of preferred shares. Management had a very limited role in this process.

     We are advised that the $300,000 equity interest in the Purchaser proposed to be purchased by Richard H. Bryant, Peter Laurie and Roger Sexton (the “Management Shareholders”) will constitute approximately 3% of the post-Plan of Arrangement equity of the Purchaser. We are also advised that the Purchaser contemplates establishing an option pool of up to 5% of the fully diluted common shares of the Purchaser which will be made available to certain members of the management team (including the three Management Shareholders). The proposed option pool has never been formalized and no awards have been made under that pool. The final amount and allocation will be determined by the Board of Directors of the Purchaser. Even with the proposed option pool in place, however, the equity position of the Management Shareholders will decrease significantly from the existing position held by them in the Company.

     While the parties contemplate that the Purchaser will enter into employment agreements and non-compete agreements with each of the Management Shareholders, we believe the use of such agreements, and terms of these agreements, will be usual and customary for senior management employees in this context. The Management Shareholders currently have employment agreements with the Company that were entered into in December 2004, with base salaries in the range of $127,000-$250,000 per annum, and severance benefits ranging from three months to one year for termination in certain circumstances. We are advised that the new agreements to be entered into with Purchaser if the Plan of Arrangement is consummated will be similar to these existing agreements.

We are advised that the Purchaser contemplates having a five person board of directors of

TROUTMAN SANDERS LLP
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February 9, 2007

the Company. Two of these five seats are intended to be filled by management employees. But each director, including the two management directors, is subject to election or removal by the Parent at its sole discretion. Currently the Company has two management directors on a seven-person board, with one seat held by one of the Management Shareholders, and one seat still held by the previous Chief Executive Officer of the Company.

     Given the lack of any meaningful role of the Management Shareholders in formulating the Plan of Arrangement, and the low level of any equity interest the Management Shareholders might have in the Purchaser, we question whether this is a situation where management can fairly be characterized as “sitting on both sides of the transaction.” Management did not initiate, and has not dictated or materially influenced the terms of, the Plan of Arrangement. The equity purchase requirement was not demanded by management. It was required by the Purchaser as a means to retain and incentivize current management. Moreover, the Company utilized a special committee of its board of directors (which excluded members of management) to negotiate, consider, and recommend the transaction to the minority shareholders of the Company. Thus, we do not believe management should be viewed as controlling the “sell-side” of this transaction. Similarly, we do not believe management should be viewed as controlling the “buy side” of this transaction given the overwhelming control position of the Parent with respect to the Purchaser (Parent owns 100% of the common shares of the Purchaser).

     In the SEC Division of Corporation Finance Current Issues and Rulemaking Projects Outline (Nov. 14, 2000), p. 15, the staff states that where transactions “are effected through merger” [which seems analogous to the proposed shareholder approved Plan of Arrangement in the present case], senior management are engaged in a going private transaction if they are affiliates of the acquirer even though a special committee of independent directors negotiates the terms of the transaction and management negotiates only the terms of its employment or equity participation in the surviving entity. However, as noted in July 1997 Telephone Interpretation, the mere fact that existing management may have continuing involvement with the Purchaser is not determinative of whether a Schedule 13 E-3 is required:

“Factors considered to determine whether such a requirement exists include: Increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in X, and the representation of management in the Board of X.”

TROUTMAN SANDERS LLP
A T T O R N E Y S A T L A W

February 9, 2007

Importantly, the SEC staff has stated that it does not consider a person to be an affiliate of the acquirer because he agrees to enter into a “reasonable and customary” employment agreement or agrees to be appointed as an officer or director of the acquirer (SEC Rel. No. 34-16075 (Aug. 2, 1979), note 6). A recent careful analysis of this subject concludes that management continuing with a similar compensation package or similar board representation, should not be considered affiliates of the acquirer without additional indicia of control.

de Burca, “The Definition of Affiliate under the SEC’s Going Private Rule,” Insights, vol. 18, no. 8 (Aug. 2004), p. 3.

     Based on the foregoing analysis, we think that application of Rule 13e-3 to the transaction in question is not warranted and the disclosures mandated by the Rule would not materially enhance the ability of shareholders of the Company to make an appropriate decision on the merits of the Plan of Arrangement.

     We hope this will be responsive to your question. Should you have any questions concerning this letter or any other aspect of the proposed transaction, feel free to call the undersigned at 757/687-7715.

Sincerely,

/s/ Thomas M. Rose

Thomas M. Rose

cc: Roger Sexton, Elephant & Castle Group, Inc. (via e-mail only)
      Georald S. Ingborg, Fasken Martineau DuMoulin LLP (via e-mail only)
      Paul Fitzgerald, Ogilvy Renault LLP (via e-mail only)